# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARONE INC, CIK 0000840715
CUSIP: 18506U203
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Date of event which requires filing of this statement: 03/02/2026
Amends the filing with accession number 0001493152-25-025228
Filed by CIK 0002057383
Persons authorized to receive notices and communications: Benasz Hansotia, c/o Sichenzia Ross Ference Carmel LLP,, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 646-885-6532

## Reporting persons
- First Finance Ltd. (CIK 0002057383): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 1,641,162; shared voting power 0; sole dispositive power 1,641,162; shared dispositive power 0; aggregate amount beneficially owned 1,641,162 (61.29% of the class)
- HROMYK ANDREW (CIK 0001145688): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 1,641,162; sole dispositive power 0; shared dispositive power 1,641,162; aggregate amount beneficially owned 1,641,162 (61.29% of the class)
  Comment: Percent of class owned is based upon an aggregate of 2,677,500 shares of common stock issued and outstanding on March 5, 2026, according to information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Name of issuer: CLEARONE INC
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 2, 2026, First Finance Ltd. entered into a Securities Purchase Agreement with Clear One Inc. (the "Issuer") pursuant to which First Finance Ltd. agreed to acquire, for a total purchase price of $1,750,000, (i) 437,500 shares of the Issuer's common stock and (ii) a warrant to purchase up to 437,500 shares of common stock. The transaction is expected to close on or around March 6, 2026. The warrants are exercisable six months from the closing date and will expire two years from the closing date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Hromyk beneficially owns 1,641,162 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd. Based upon an aggregate of 2,677,500 shares of common stock issued and outstanding as of March 5, 2026, according to information provided by the Issuer, the shares of the Issuer's common stock beneficially owned by Mr. Hromyk constitute approximately 61.29% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: First Finance Ltd. beneficially owns 1,641,162 shares of the Issuer's common stock. Mr. Hromyk beneficially owns 1,641,162 shares of the Issuer's common stock, resulting from Mr. Hromyk's pecuniary interest in First Finance Ltd.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated as of March 4, 2026, by and between Andrew Hromyk and First Finance Ltd.

## Signatures
- First Finance Ltd.: /s/ Andrew Hromyk, Andrew Hromyk, Principal (03/05/2026)
- HROMYK ANDREW: /s/ Andrew Hromyk, Andrew Hromyk, Self (03/05/2026)